POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, NC  28105

October 27, 2010

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D. C. 20549-4631

Attn:	Pamela Long
Assistant Director

Re:	PokerTek, Inc.
Registration Statement on Form S-1 Filed September 30, 2010 File No. 333-169661

Ladies and Gentlemen:

Thank you for your comment letter dated October 15, 2010, with respect to the above-captioned Registration Statement on Form S-1 filed on September 30, 2010. Amendment No. 1 to Registration Statement on Form S-1/A of PokerTek, Inc., a North Carolina corporation (the “Company”), incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

General

1.
We note that the information provided in several charts and elsewhere in the registration statement corresponds to dates which are now outdated.  For example, on page 2, 14, 25, 29, and 54.  Please update these dates to provide the most recent practicable information.

Response 1: We have updated the dates and information throughout the registration statement to provide the most recent practicable information.

The Lincoln Park Capital Transaction

2.
We note that you have entered into an Amended and Restated Purchase Agreement with LPC.  In this section and throughout the registration statement, please revise to reflect the new terms of the agreement.  For example, we note that the purchase price floor is now $0.25 and that LPC no longer has the option to terminate upon the occurrence of an event of default.

Response 2:  We have revised the disclosure throughout the registration statement to reflect the fact that the purchase price floor is now $0.25 and additionally to clarify that LPC no longer has the option to terminate the Purchase Agreement upon the occurrence of an event of default.

U.S. Securities and Exchange Commission
October 27, 2010

Exhibit 10.63 – Amended and Restated Purchase Agreement

3.
In Section 4(d) and 8(g) of the Amended and Restated Purchase Agreement, we note your respective statements that “2,617,500 shares of Common Stock have been duly authorized and reserved for issuance upon purchase under this Agreement as Purchase Shares” and “[a]s of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Stock, (A) solely for the purpose of effecting purchases of the Purchase Shares hereunder 2,617,500 shares of Common Stock . . . .”  However, it appears that you are registering 1,697,052 purchase shares for resale by LPC. Please advise us as to the reason behind this apparent discrepancy or revise accordingly.

Response 3:    Based on the updated disclosure on issued and outstanding shares of common stock that we provided in response to comment number 1, we are registering 2,247,843 shares of common stock already issued or to be issued to LPC.  We have reserved 2,617,500 shares pursuant to the Purchase Agreement. We determined that it was appropriate corporate action to reserve 2,617,500 shares for purchase because that number, together with the commitment shares we have or may issue to LPC, equals just less than 20% of our then outstanding shares.  We would not issue more than this amount absent shareholder approval.  The number reserved was not intended to correspond precisely to the number of shares that we register.

4.	We note that you have not filed several schedules to the Amended and Restated Purchase Agreement. Please file the complete Agreement, including all exhibits and schedules, with your next amendment.

Response 4: We have filed the complete Amended and Restated Purchase Agreement, including all schedules and exhibits, as Exhibit 10.63 with our Amendment No. 1 to Registration Statement on Form S-1/A.

We acknowledge that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
—
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Mark D. Roberson

Mark D. Roberson
Chief Executive Officer

cc: Harold H. Martin, Esq.

Encl.